東京青山・青木法律事務所

Registered Associated Offices
The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel : +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com

November 17, 2004

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Washington, DC

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Attn: Mr. Paul Dudek

SUPPL

Re: File Number: 82-5233

Dear Mr. Dudek:

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, we, as legal advisers to BELLUNA CO., LTD. (whose file number is 82-5233), enclose herewith the following information:

Press Release:	Press release dated on September 17, 2004.
Flash Report:	Consolidated and Non-consolidated Financial Statements as of and for the six months period ended September 30, 2004 and dated November 12, 2004.

We hereby attach excerpted English translation of this Press Release.

Since the information in the Flash Report does not fall within the category of "press release and all other communications or materials distributed directly to security-holders of each class of securities to which the exemption relates", we have enclosed a brief description of the information in lieu of submitting the English translation.

Thank you for your attention.

Yours truly,

Seishi Ikeda
Seishi Ikeda

dlw 11/30

SI
Enclosure

cc: BELLUNA CO., LTD.
THE BANK OF NEW YORK

Brief Explanation of

Flash Report: Consolidated and Non-consolidated Financial Statements as of and for the six months period ended September 30, 2004 and dated November 12, 2004

This information is Flash Report, so-called *Chukan Tanshin,* which should be submitted to the Tokyo Stock Exchange pursuant to Article 2 of the Regulation of Timely Disclosure of Listed Securities in the Tokyo Stock Exchange.

The Flash Report includes consolidated and non-consolidated financial statements of the Company for the relevant period while it does not include audit report. The Flash Report also includes (i) brief segmented business information on a consolidated basis; (ii) management policy and strategy; and (iii) brief explanations and clarifications of the results of operations for the relevant period.

The Flash Reports states the following information: On a consolidated basis, as of September 30, 2004, the total assets of the Company were 90,399 million yen, and the total shareholders' equity was 44,930 million yen. On a consolidated basis, for the six months period ended September 30, 2004, the net sales amounted to 53,494 million yen, the operating income amounted to 4,504 million yen, and the net income amounted to 2,801 million yen. The Company mainly engages in the mail-order business. As of September 30, 2004, the Company has seven consolidated subsidiaries.

- End -

September 17, 2004

Dear Sirs:

Name of Company: BELLUNA CO., LTD.

Code No.: 9997 1st Section of the Tokyo Stock Exchange

Repurchase of Own Shares

(Repurchase of own shares in accordance with Sub-section 2 of Section 1 of Article 211-3 of the Commercial Code)

At the meeting of Board of Directors held on September 17, 2004, Belluna Co., Ltd., resolved to repurchase of its own shares pursuant to sub-section 2 of section 1 of article 211-3 of the Commercial Code.

Description

1. Reason for the repurchase

   To enable swift implementation of the Company's capital policies in response to changes in business conditions.

2. Details of the repurchase

(1) Type of shares to be repurchased:	Common stock of the Company
(2) Total number of shares to be repurchased:	Maximum of 500,000 shares
(3) Total costs of shares to be repurchased:	Maximum of ¥1,800 million
(4) Period of repurchase:	September 21, 2004 to March 31, 2005

Note: Information as of August 31, 2004

- Total number of outstanding shares without treasury stocks: 23,096,891 shares
- Total number of shares repurchased: 791,505 shares

- END -